## Exhibit 1

## Schedule of Transactions in Securities

The transactions in shares of Common Stock by the Reporting Person since the Initial Statement were as follows:

| Nature and Date of Transaction | Number of Shares of Common Stock | Price Per Share |
|---|---|---|
| Open Market Purchase - 9/25/25 | 5,000 | $2.90 |
| Open Market Purchase - 9/26/25 | 5,000 | $2.90 |
| Open Market Purchase - 9/29/25 | 5,000 | $2.89 |
| Open Market Purchase - 9/29/25 | 5,000 | $2.92 |
| Open Market Purchase - 9/29/25 | 5,000 | $2.95 |
| Open Market Purchase – 10/6/25 | 5,000 | $2.93 |
| Open Market Purchase – 10/6/25 | 7,554 | $2.99 |
| Open Market Purchase – 10/7/25 | 10,000 | $3.02 |
| Open Market Purchase – 10/9/25 | 40,000 | $3.00 |
| Open Market Purchase – 10/9/25 | 5,000 | $2.96 |
| Open Market Purchase – 10/14/25 | 5,000 | $3.02 |
| Open Market Purchase – 10/16/25 | 5,000 | $3.22 |
| Open Market Purchase – 10/16/25 | 5,000 | $3.07 |
| Open Market Purchase – 10/16/25 | 5,000 | $3.13 |
| Open Market Purchase – 10/17/25 | 5,000 | $3.22 |
| Open Market Purchase – 10/17/25 | 5,000 | $3.21 |
| Open Market Purchase – 10/17/25 | 5,000 | $3.08 |
| Open Market Purchase – 10/21/25 | 5,000 | $3.17 |
| Open Market Purchase – 10/21/25 | 5,000 | $3.14 |
| Open Market Purchase – 10/21/25 | 5,000 | $3.15 |
| Open Market Purchase – 10/21/25 | 5,000 | $3.14 |
| Open Market Purchase – 10/21/25 | 5,000 | $3.15 |
| Open Market Purchase – 10/22/25 | 5,000 | $3.19 |
| Open Market Purchase – 10/23/25 | 10,000 | $3.30 |